Exhibit 99.3

Polygon Global Partners LLP	T +44 20 7901 8300
4 Sloane Terrace	F +44 20 7901 8301
London SW1X 9DQ
United Kingdom	www.polygoninv.com

April 24, 2019

Board of Directors

Nightstar Therapeutics plc

10 Midford Place, 2nd Floor

London United Kingdom W1T 5BJ

Attn: Chris Hollowood, Chairman of the Board of Directors

Dear Chris:

Thank you for your letter of earlier today. Please note that Polygon Global Partners LLP acts as investment advisor to clients and accounts now holding an aggregate of approximately 8% of the American Depositary Shares (“ADS”) of Nightstar Therapeutics PLC (“NITE”).

First, we read your letter as a commitment of the Board of Directors – having taken cognisance of our specific concerns – in the event that any material information is contained in the updated six-month data in X-linked retinitis pigmentosa to be presented by Dr. Robert Maclaren at the ARVO conference at 11:45 a.m. (New York time) on April 29, 2019 (or otherwise in advance of the shareholder meetings set for May 8, 2019), to procure an adjournment, postponement or reconvention of such meetings to ensure that shareholders and ADS holders1 are given sufficient time to assess such information before voting. Implicit in your response is an acknowledgment that the existing schedule would not give sufficient time in such circumstances. If we have read your letter incorrectly in these respects, please let us know.

Second, we remind you that the practical realities of voting ADS’s is such that ADS holders will likely have to submit their voting instruction cards up to a week earlier than the current deadline of April 30, 2019 and that sufficient time to assess should reflect such. Again, we urge a date not earlier than 21 days following the date on which the amended explanatory statement is circulated to NITE’s ADS holders and shareholders. If there is going to be a change in the schedule, the Board of Directors should give the benefit of any doubt on timing to NITE’s shareholders and ADS holders.

Third, any adjournment, postponement or reconvention of the scheduled May 8, 2019 meetings should result in a change to the record date for ADS holders. It seems from your letter that the Board of Directors does not propose to change the record date if the current schedule remains unchanged but would take all necessary steps to change the record date in the event that the circumstances described above result in an adjournment, postponement or reconvention of the scheduled May 8, 2019 meetings (as ADS holders would clearly be disadvantaged relative to shareholders and any argument that Citibank would somehow require an even longer advance period in order to permit the ADSs to be voted is nonsensical). If we have read your letter incorrectly in these respects, please let us know.

1 We assume your reference to “shareholders” was intended to cover ADS holders.

Authorised and Regulated by the Financial Conduct Authority

Fourth, it is not only shareholders and ADS holders that need time to assess such information. As we have articulated, if Dr. Maclaren’s data to be released on April 29 is sufficiently encouraging, the Board of Directors should review its recommendation for shareholders to accept the $25.50 offer from Biogen Inc. Furthermore, by making the data publically available to competing bidders, it could result in a superior proposal.

Finally, we note that your letter avoids any response with respect to our concern that the Board of Directors may have acted without knowledge of Centerview’s engagement by Spark Therapeutics and that NITE’s ADS holders and shareholders are being asked to vote without full and proper disclosure of Centerview’s potential conflicts of interest. Please confirm that all of the members of the Board of Directors did in fact have such knowledge at the time of their approval of the proposed acquisition of NITE.

Sincerely,

Polygon Global Partners LLP

By: Dan Leather and Bechara Nasr, Portfolio Managers

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